Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months ended September 30, 2009	2008	2007	2006	2005	2004
Earnings from continuing operations before income taxes	$1,100.8	$1,580.2	$1,370.1	$1,093.8	$937.0	$675.0
Plus fixed charges:
Interest expense (1)	17.6	31.0	23.1	11.2	10.8	9.6
Rent interest factor (2)	18.7	25.3	22.0	18.7	16.4	15.9

Total fixed charges:	36.3	56.3	45.1	29.9	27.2	25.6

Earnings from continuing operations before income taxes and fixed charges	$1,137.1	$1,636.5	$1,415.2	$1,123.7	$964.2	$700.6

Ratio of earnings to fixed charges	31.3	29.1	31.4	37.6	35.4	27.4
(1) Interest consist of interest on indebtedness, Account receivable securitization program expense, amortization of fees and debt prepayment fees
Interest Expense (per F/S)	17.4	30.5	22.5	9.5	7.7	6.8
Plus: Amortization of Fees	0.2	0.2	0.3	0.3	0.7	0.6
write-off fees due to prepayment of debt	—	—	—	—	0.6	—
A/R Securitization Program Expense	0.1	0.3	0.3	0.3	0.7	1.3
Interest Capitalized	—	—	—	1.1	1.1	0.9

	17.6	31.0	23.1	11.2	10.8	9.6

(2) Approximately one-third of rental expense is deemed representative of the interest factor
Total rental expense	56.1	76.0	65.9	56.0	49.3	47.8
Interest factor (one-third of rental expense)	18.7	25.3	22.0	18.7	16.4	15.9